Item 27. (c)(iii)

Commission Schedule for
Variable Universal Life Insurance Contracts

Commissions are based on a premium value referred to as the Commissionable Target Premium. The Commissionable Target Premium may vary from the Target Premium, depending on the issue age and rating class of the insured, any extra risk charges, or additional riders. The Contract may be sold through registered representatives of Prusec or other broker-dealers authorized by Prusec where applicable law allows.

        Generally, representatives will receive a commission of no more than:

(1)	50% of the premiums received in the first XX months following the Contract Date on premiums up to the Commissionable Target Premium (referred to as “segment allocation amount” in your Contract);

(2)	2% of the premiums received in the first XX months following the Contract Date to the extent that the total premium received since issue exceeds the Commissionable Target Premium;

(3)	4% of the premiums received in years two through ten on premiums up to the Target Premium; (4) 3% of the premiums received in years two through ten in excess of the Target Premium;

(4)	3% of the premiums received in years two through ten in excess of the Target Premium;

        If the basic insurance amount is increased, representatives will generally receive a commission of no more than:

(1)

XX% of the premiums received in the first XX months following the effective date of an increase on premiums up to the Commissionable Target Premium (referred to as “segment allocation amount” in your Contract);

(2)	X.XX% of the premiums received in the first XX months following the effective date of the increase to the extent that the total premium received since issue exceeds the Commissionable Target Premium;

(3)	X% of the premiums received in years two through ten following the effective date of the increase on premiums up to the Target Premium;

(4)	X% of the premiums received in years two through ten following the effective date of the increase in excess of the Target Premium.

Moreover, trail commissions of up to 0.25% of an amount determined by averaging the Contract Fund less all outstanding loans as of the first and last day of each calendar quarter for years starting with the 2nd Contract year and thereafter may be paid.

Representatives with less than four years of service or other broker-dealer registered representatives may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

For Contracts with the Enhanced Cash Value Rider, a portion of commission on the first Commissionable Target Premium received in XX months will be paid as earned. The remaining amount of Commissionable Target Premium will be paid out on subsequent Contract anniversaries over a period of time not exceeding the Contract surrender period, contingent upon the Contract being in-force on the Contract's anniversary date.

For Contracts with the Enhanced Cash Value Rider, the commission on any increase will be paid in the same manner as the base Contract. Anniversary dates for increases may differ from the Contract anniversary date.